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SEC FILE NUMBER
8- 13811

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2003 (MM/DD/YY) AND ENDING JUNE 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.W. ELLWOOD & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 EXCHANGE PLACE

(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. ELLWOOD (212) 425-8360

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., PC

(Name — if individual, state last, first, middle name)

1430 BROADWAY 6TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ROBERT J. ELLWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R W. ELLWOOD & CO INC, as of JUNE 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Robert J. Ellwood, President

Title

RAYMOND J. O'SULLIVAN
NOTARY PUBLIC, State of New York
No. 60-4744580
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires Aug. 31, 200 5

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

SEC 1695 (7-78) 3/78

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER R.W. ELLWOOD & CO., INC [13]	SEC FILE NO. 8-18811 [14] FIRM ID. NO. 007021 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 20 EXCHANGE PLACE [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) JULY 1, 2003 [24]
NEW YORK [21] (City) NY [22] (State) 10005 [23] (Zip Code)	AND ENDING (MM/DD/YY) JUNE 30, 2004 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
ROBERT J. ELLWOOD [30]	(212) 425 8360 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 19 ______

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

R.W. ELLWOOD & CO., INC.
June 30, 2004
CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Board of Directors
R.W. Ellwood & Co., Inc.

We have audited the accompanying statement of financial condition of R.W. Ellwood & Co., Inc. as of June 30, 2004 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.W. Ellwood & Co., Inc. as of June 30, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exhange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
July 25, 2004

Sanford Becker & Co. P.C.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

KER OR DEALER R.W. ELLWOOD & CO., INC. | N 2 | [100]

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) JUNE 30, 2004 [99]

SEC FILE NO. 8-18811 [98]

Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$	200			$	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other	303,529	230			303,529	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requi ements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	64,642	290			64,642	800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R.W. ELLWOOD & CO., INC. as of JUNE 30, 2004

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Nonallowable		Total	
E. Stocks and warrants		$ 1,890	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities			424				
I. Spot commodities			430			$ 1,890	850
8. Securities owned not readily marketable:							
A. At Cost	$ [130]						
B. At estimated fair value			440	$	610		860
9. Other investments not readily marketable:							
A. At Cost	$ [140]						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities	$ [150]						
B. Other	$ [160]		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities	$ [170]						
B. Other	$ [180]		470		640		89
12. Memberships in exchanges:							
A. Owned, at market value	$ [190]						
B. Owned at cost					650		
C. Contributed for use of company, at market value					660		90
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		9
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490	14,518	680	14,518	9
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520	108,479	710		
D. Miscellaneous		190,000	530	17,930	720	316,409	9
16. TOTAL ASSETS		$ 560,061	540	$ 140,927	740	$ 700,988	9

OMIT PENN

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R.W. ELLWOOD & CO., INC. as of JUNE 30, 2004

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040		1250		1470
18. Securities sold under repurchase agreements				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060	5,186	1280	5,186	1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			21	1510
2. Other	16	1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts - including free credits of ...15 $ [950]		1120			22	1580
B. Commodities accounts	17	1130		1330		1590
21. Payable to non-customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value - including arbitrage of ...$ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable	41,351	1170			41,351	1640
C. Income taxes payable		1180			23	1650
D. Deferred income taxes			20	1370		1660
E. Accrued expenses and other liabilities		1190				1670
F. Other	18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R.W. ELLWOOD & CO., INC. as of JUNE 30, 2004

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		[1400]	[171(]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value; from outsiders $ [990]		[1410]	[172(]
C. Pursuant to secured demand note collateral agreements;		[1420]	[173(]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company at market value		[1430]	[174]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[175]
26. TOTAL LIABILITIES	$ 41,351 [1230]	$ 5,186 [1450]	$ 46,537 [176]

Ownership Equity

		Total
27. Sole proprietorship		$ [17]
28. Partnership- limited partners	$ [1020]	[17]
29. Corporation:		
A. Preferred stock		[17]
B. Common stock		58,473 [17]
C. Additional paid-in capital		[17]
D. Retained earnings		595,978 [1]
E. Total		654,451 [1]
F. Less capital stock in treasury		( ) [1]
30. TOTAL OWNERSHIP EQUITY		$ 654,451 [1]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 700,988 [1]

OMIT PEN

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

SEE NOTES TO FINANCIAL STATEMENTS

R.W. ELLWOOD & CO., INC.
STATEMENT OF EARNINGS
YEAR ENDED JUNE 30, 2004

REVENUE

Commissions	$	1,055,947
Interest		890
	$	1,056,837

EXPENSES

Employee Compensation & Benefits	$	634,146
Communications		56,990
Occupancy and Equipment Rental		92,992
Promotional Costs		23,927
Taxes		3,132
Clearing Costs		39,026
Regulatory Fees		6,603
Other Operating Expenses		211,171
	$	1,067,987

Net Loss Before Provision for Federal Income Tax	$	(11,150)
Provision for Federal Income Tax		2,621
Net Loss	$	(13,771)

SEE NOTES TO FINANCIAL STATEMENTS

R.W. ELLWOOD & CO., INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2004

	COMMON STOCK	RETAINED EARNINGS	TOTAL
BALANCE at July 1, 2003	$ 58,473	$ 609,749	$ 668,222
Net Loss		(13,771)	(13,771)
BALANCE at June 30, 2004	$ 58,473	$ 595,978	$ 654,451

R.W. ELLWOOD & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2004
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows from Operating Activities:			
Net Loss		$	(13,771)
Adjustments to Reconcile Net Loss To Net Cash Used For Operating Activities:			
Depreciation and Amortization	3,050		
Increase in Receivable From Brokers or Dealers and Clearing Organizations:	(215,527)		
Increase in Payable to Brokers or Dealers and Clearing Organizations:	5,186		
Increase in Accounts Payable and Accrued Expenses Payable:	351		
Increase in Other Assets:	(44,309)		
Total Adjustments			(251,249)
Net Cash Used For Operating Activities		$	(265,020)
Cash Flows from Investing Activities:			
Decrease in Securities Owned			197,698
Net Cash Provided By Investing Activities		$	197,698
Net Decrease in Cash and Cash Equivalents			67,322
Cash and Cash Equivalents At Beginning of Year			67,322
Cash and Cash Equivalents at End of Year		$	-

Supplemental Cash Flows Disclosures

Income Tax Payments	$	5,753
Interest Payments		None

For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SEE NOTES TO FINANCIAL STATEMENTS

R.W. ELLWOOD & CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2004

(1) Summary of Significant Accounting Policies:

(a) Accounting for securities transactions is on a settlement date basis (Normally three business days after trade date).

(b) Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets.

(c) In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market value (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for customer and counter party with which it conducts business. R.W. Ellwood & Co., Inc. does not do business in foreign currency, futures or forward contracts.

(d) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(e) The Company is obligated under a noncancelable operating lease for its office premises expiring September 30, 2005. Total remaining obligations under this lease amount to $56,608.88.

(2) Capital Stock:

Capital Stock consists of the following:

Common Stock without par value
Authorized 1,000 Shares
Issued and outstanding, 556 Shares

(3) Net Capital Requirement:
The Company registration with the Securities & Exchange Commission became effective February 2, 1976.

As a registered Broker-Dealer, R. W. Ellwood & Co., Inc. is subject to Rule 15c3-1 of the Securities & Exchange Commission which specifies uniform minimum net capital requirements for its registrants. At June 30, 2004 R.W. Ellwood & Co., Inc. had net capital of $513,240 which exceeded requirements by $363,240 the percentage of aggregate indebtedness to net capital as of June 30, 2004 was 8%. At all times during the year, R. W. Ellwood & Co., Inc was compliance with the net capital rules.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R.W. ELLWOOD & CO., INC as of JUNE 30, 2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition – Item 1800)					$ 654,451	3480
2.	Deduct: Ownership equity not allowable for net capital					( )	3490
3.	Total ownership equity qualified for net capital					654,451	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
	B. Other (deductions) or allowable credits (List) [33]						3525
5.	Total capital and allowable subordinated liabilities					$ 654,451	3530
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)			$ 140,927	3540		
	1. Additional charges for customers' and non-customers' security accounts				3550		
	2. Additional charges for customers' and non-customers' commodity accounts				3560		
	B. Aged fail-to-deliver:				3570		
	1. Number of items [29]		3450				
	C. Aged short security differences-less reserve of	$	3460	[30]	3580		
	number of items		3470				
	D. Secured demand note deficiency				3590		
	E. Commodity futures contracts and spot commodities – proprietary capital charges				3600		
	F. Other deductions and/or charges				3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
	H. Total deductions and/or charges					(140,927)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net Capital before haircuts on securities positions					$ 513,524	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):						
	A. Contractual securities commitments				3660		
	B. Subordinated securities borrowings				3670		
	C. Trading and Investment securities:						
	1. Bankers' acceptances, certificates of deposit and commercial paper [31]				3680		
	2. U.S. and Canadian government obligations				3690		
	3. State and municipal government obligations				3700		
	4. Corporate obligations				3710		
	5. Stocks and warrants			284	3720		
	6. Options				3730		
	7. Arbitrage				3732		
	8. Other securities [32]				3734		
	D. Undue concentration				3650		
	E. Other (list)				3736	(284)	374
10.	Net Capital					$ 513,240	375

OMIT PENN

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R.W. ELLWOOD & CO., INC. as of JUNE 30, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	2,758	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	150,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	150,000	3760
14. Excess net capital (line 10 less 13)	$	363,240	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	41,351	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))				$	41,351	3838
19. Total aggregate indebtedness				$	41,351	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	8%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less item 4880 page 11)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	387
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		388
24. Net capital requirement (greater of line 22 or 23)	$		376
25. Excess net capital (line 10 less 24)	$		391
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		385
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		385
28. Net capital in excess of the greater of:			
A. 6% of combined aggregate debit items or $120,000	$		392
B. 7% of combined aggregate debit items or $120,000	$		39

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		38
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		38

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R.W. ELLWOOD & CO. INC. as of JUNE 30, 2004

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

NOT APPLICABLE

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ [4340]	
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	[4350]	
3. Monies payable against customers' securities loaned (see Note C)	[4360]	
4. Customers' securities failed to receive (see Note D)	[4370]	
5. Credit balances in firm accounts which are attributable to principal sales to customers	[4380]	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	[4390]	
7. **Market value of short security count differences over 30 calendar days old	[4400]	
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	[4410]	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	[4420]	
10. Other (List)	[4425]	
11. TOTAL CREDITS		$ [4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ [4440]	
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	[4450]	
14. Failed to deliver of customers' securities not older than 30 calendar days	[4460]	
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)	[4465]	
16. Other (List)	[4469]	
17. **Aggregate debit items		$ [4470]
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))		( ) [4471]
19. ***TOTAL 15c3-3 DEBITS		$ [4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$ [4480]
21. Excess of total credits over total debits (line 11 less line 19)	[4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	[4500]
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	[4510]
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities	[4520]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$ [4530]
26. Date of deposit (MMDDYY)	[4540]

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly [4333] Monthly [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

9/84

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R W ELLWOOD & CO., INC as of JUNE 30, 2004

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... NOT APPLICABLE [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] .... [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ [4586]

   A. Number of items .... [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ [4588]

   A. Number of items .... [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X [4584] No [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

3/78

SEE NOTES TO FINANCIAL STATEMENTS

R.W. ELLWOOD & CO., INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2004

Unaudited Total Ownership Equity - June 30, 2004	$ 663,253
Audit Adjustments:	
Year Ended Acccruals - Depreciation and Year End Adjustments	8,802
Audited Total Ownership Equit - June 30, 2004	$ 654,451

SEE NOTES TO FINANCIAL STATEMENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
R.W. Ellwood & Co., Inc.

In planning and performing our audit of the financial statements of R.W. Ellwood & Co., Inc., for the year ended June 30, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by R.W. Ellwood & Co., Inc., that we considered relevant to the objectives stated in rule 17A-5 (g), (i) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17A-3 (a) (ii) and the reserve required by rule 15C3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17A-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15C3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principals. Rule 17A-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitaitons in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluaiton of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all mattters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing theier assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as difined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such obectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the Commision's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Anfal Babalo PC

New York, New York,
July 25, 2004